Mail Stop 3561

July 18, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Magnus Lindquist,
  Vice President and Chief Financial Officer
AUTOLIV, INC.
World Trade Center,
Klarabergsviadukten 70, SE-107 24
Stockholm, Sweden

      Re: Autoliv, Inc.
              Supplemental response letter dated June 28, 2006 regarding the
              Form 10-K for the year ended December 31, 2005
              File No. 1-12933

Dear Mr. Lindquist:

We have reviewed your supplemental response letter to us dated June 28, 2006 in response to our letter of comment dated June 15, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (Fiscal Year December 31, 2005)

Autoliv Annual Report 2005

Cash Requirements

1.   We have reviewed your response to prior comments 3 and 11. With respect to comment
        3, we note your proposed disclosure to rename the main caption to "Capital Structure"
        and to rename the measure "working capital" to "operating working capital." Please
        disclose that this is a non-U.S. GAAP measure and provide a cross-reference to a detailed
        discussion of the measure and its computation as reconciled to the U.S. GAAP measure
        of working capital. In addition, expand your disclosure to include relevant information
        from the first and second paragraphs of your response to comment 3 addressing why your
        policy (i.e., working capital should not exceed 10% of your sales) is a meaningful
        financial metric for investors to consider in evaluating your ability to meet your cash
        requirements. With respect to the proposed tabular disclosure in response to comment
        11, please discuss the significance of providing each of the reconciling items that are
        used in arriving at the non-U.S. GAAP measure of "operating working capital" as it is
        unclear as to the usefulness of this measure to the Company's operations apart from the
        U.S. GAAP measure of "working capital." We suggest this non–U.S. GAAP measure
        and tabular reconciliation be excluded from your MD&A.

2.   We have reviewed your response to prior comment 4. Please expand your disclosure to
        include the first paragraph of your response, particularly that you have defined a debt
        limitation policy consisting of a leverage ratio and an interest coverage ratio, and the
        reasons thereof, and that, until December 2004, the measures corresponded to the
        financial covenants in your revolving credit facility; however, subsequent thereto, you no
        longer have financial covenants in your revolving credit facility nor any such financial
        covenants in any other debt instruments.

Management's Discussion and Analysis

Items Affecting Comparability
Non-U.S. GAAP Measures

3.   We have reviewed your response to prior comment 7. We suggest that you also, for each
        tabular reconciliation to be provided in the various MD&A sections, clearly present
        narrative introductory disclosure identifying the table as one that reconciles the non-U.S.
        GAAP measure to the U.S. GAAP basis financial statements. The narrative disclosure
        should clearly identify the non-U.S. GAAP measure and its usefulness to management in
        analyzing operations and company performance.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Net Sales

4.   We have reviewed your response to prior comment 8. As your financial statements are prepared under U.S. GAAP and are stated in U.S. dollars, it is unclear why an investor would not be able to understand developments in your business, including the impact from effect of exchange rates and acquisitions and dispositions. We suggest you clearly disclose that "organic sales" is a non-U.S. GAAP measure, and describe how this amount is calculated or derived from your U.S. dollar denominated sales reported in your financial statements. Also, disclose from your response, that 75% of your sales are denominated in currencies other than the U.S. dollar. It is unclear, from your proposed tabular presentation, whether the actual amount of "organic sales growth" represents non-U.S. dollar or U.S. dollar denominated sales. Further, to the extent acquisitions and dispositions on a stand-alone basis, are significant, we suggest you separately disclose the impact from each. For consistency with other proposed tabular presentations of non-U.S GAAP measures, we suggest you provide dollar amounts in addition to percentage changes.

Interest Expense, Net

5.   We have reviewed your response to prior comment 10. Please clarify in your disclosure that "net debt" is a non-U.S. GAAP measure. Also, disclose why this measure is useful to management and investors, given that it is no longer appears to be used under the revolving credit facility. Clarify that the measure should not be used as an alternative to the "total debt" as determined under U.S. GAAP. The non-U.S. GAAP measure should be presented and discussed as a supplemental measure to the primary GAAP measure.

Financial Statements

Notes to Consolidated Financial Statements

Note 11. Product Related Liabilities

6.   We have reviewed your response to prior comment 15. We suggest your proposed disclosures include more specifics as to the reason for the higher payments in 2005 and 2004, such as describing the nature of the ongoing recalls for the replacement of defective products, including the origination date of the recalls and the products involved. Please also describe the nature of the warranty-related issue with a customer and the amount involved, if material to the total payments or accruals made in 2004 and 2005.

FORM 10-Q (Quarter Ended March 31, 2006)

Note 1. Basis of Presentation

7.   We have reviewed your response to prior comment 19. It appears the change in your dividend policy should represent the correction of an error in previously issued financial statements. Dividends declared on stock that is accounted for as equity should generally be reflected as a liability and as a reduction to equity, at the time they are "declared." As such it appears a revision to your financial statements and disclosure, in the form of restatement, may be necessary. However, you indicate in your response and disclose in the March 31, 2006 Form 10-Q that the change was not material to your financial position at March 31, 2006, or any prior fiscal periods. Please supplementally provide to us a schedule that shows the impact from this misapplication of GAAP on current liabilities and shareholders' equity for each quarter in fiscal years 2004, 2005 and the subsequent interim period in 2006. We may have further comment after review of your response. We refer you to FASB Concepts Statement No. 6, paragraph 39 and SFAS No. 154, paragraphs 2(h) and 25.

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You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief